FINAL TERM SHEET
Term Sheet Relating to Prospectus Dated September 18, 2023
and Preliminary Prospectus Supplement Dated November 8, 2023

Issuer:	Jones Lang LaSalle Incorporated
Principal Amount:	$400,000,000
Maturity:	December 1, 2028
Coupon:	6.875%
Price to Public:	99.236%
Yield to Maturity:	7.056%
Benchmark Treasury:	4.875% due October 31, 2028
Benchmark Treasury Price / Yield:	101-20 / 4.506%
Spread to Benchmark Treasury:	+255 basis points
Interest Payment Dates:	June 1 and December 1, beginning on June 1, 2024
Redemption Provisions
Make-Whole Call:	Before November 1, 2028, at the Treasury Rate plus 40 basis points
Par Call:	On or after November 1, 2028, at par
Settlement (T+3)*:	November 13, 2023
CUSIP Number / ISIN:	48020QAB3 / US48020QAB32
Expected Ratings (Moody’s /S&P)**:	Baa1 / BBB+
Joint Book-Running Managers:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC BofA Securities, Inc. BMO Capital Markets Corp. HSBC Securities (USA) Inc.
Co-Managers:
Barclays Capital Inc.
NatWest Markets Securities, Inc.
PNC Capital Markets LLC
ING Financial Markets LLC
U.S. Bancorp Investments, Inc.
ANZ Securities, Inc.
Capital One Securities, Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
SG Americas Securities, LLC
Standard Chartered Bank

*Note: We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this pricing term sheet, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before settlement will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.
** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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Jones Lang LaSalle Incorporated (the issuer) has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or emailing wfscustomerservice@wellsfargo.com, calling J.P. Morgan Securities LLC collect at 1-212-834-4533, calling BofA Securities, Inc. at 1-800-294-1322 or emailing dg.prospectus_requests@bofa.com, calling BMO Capital Markets Corp. at 1-866-864-7760 or emailing IGSyndicate@bmo.com or calling HSBC Securities (USA) Inc. at 1-866-811-8049.